                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           ORATEC Interventions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock ($.001 par value per share)
           (Including the Associated Preferred Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     68554M
                     --------------------------------------
                                 (CUSIP Number)

                                James A. Ralston
                    Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                            Telephone: (901) 396-2121

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                                    Pran Jha
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

                                February 13, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                                 SCHEDULE 13D

================================================================================

----------------                                              ------------------
CUSIP No. 68554M                   13D                        Page 2 of 13 Pages
----------------                                              ------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Orchid Merger Corp.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                          [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF             -0-
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               3,248,426 shares*
     REPORTING     -------------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          -0-
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          3,248,426 shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,248,426 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

================================================================================

----------------                                              ------------------
CUSIP No. 68554M                      13D                     Page 3 of 13 Pages
----------------                                              ------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS: Smith & Nephew, Inc.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 51-0123924
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)                                                  [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF             -0-
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               3,248,426 shares*
    REPORTING      -------------------------------------------------------------
     PERSON               SOLE DISPOSITIVE POWER
      WITH           9
                          -0-
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          3,248,426 shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,248,426 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                 SCHEDULE 13D

================================================================================

----------------                                              ------------------
CUSIP No. 68554M                      13D                     Page 4 of 13 Pages
----------------                                              ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS: Smith & Nephew plc
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0224867
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)                                            [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               3,248,426 shares*
     REPORTING     -------------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          -0-
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          3,248,426 shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,248,426 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                                              ------------------
                                                              Page 5 of 13 Pages
                                                              ------------------



Item 1.  Security and Issuer.

     This statement relates to the common stock, $.001 par value, of ORATEC Interventions, Inc., a Delaware corporation ("ORATEC"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"). ORATEC's principal executive offices are located at 3700 Haven Court, Menlo Park, California 94025.


Item 2.  Identity and Background.

     This statement is filed by Orchid Merger Corp., a Delaware corporation ("Sub"), Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("Parent"). The principal business address of Sub and Smith & Nephew is 1450 Brooks Road, Memphis, Tennessee 38116. The principal business address of Parent is 15 Adam Street, London WC2N 6LA. Sub is a newly incorporated Delaware corporation and has not carried on any activities other than in connection with its offer to purchase all outstanding Shares as described in the Tender Offer Statement on Schedule TO filed by Sub, Smith & Nephew and Parent on February 22, 2002. Smith & Nephew is an indirect wholly-owned subsidiary of Parent. Smith & Nephew consists of the following United States operations: Orthopaedics, Memphis, Tennessee; Endoscopy, Andover and Mansfield, Massachusetts and Oklahoma City, Oklahoma; Wound Management, Largo, Florida; and Rehabilitation, Germantown, Wisconsin. These divisions employ approximately 3000 people in the United States. Parent is a global healthcare company that focuses on the development and marketing of medical devices in the four growth sectors of orthopaedics, endoscopy, advanced wound management and rehabilitation. During the past five years, none of Sub, Smith & Nephew or Parent, or any of their respective officers or directors listed herein, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Directors and Executive Officers of Parent. Set forth below are the name, current business address and present principal occupation of each executive officer and Director of Parent. Unless otherwise indicated, each person's business address is 15 Adam Street, London, England WC2N 6LA. Each person is a citizen of England, except for Dr. Stomberg, who is a citizen of Germany and Messrs. De Schutter, Knowlton, Papasan, Sparks, and Ralston who are citizens of the United States.


                                          Principal Occupation or Employment and
    Name           Business Address            Five-Year Employment History
    ----           ----------------       --------------------------------------
Dudley Eustace                            Director since 1999.
                                          Chairman of the Board since
                                          2000. Non-Executive Chairman of Sendo
                                          Holdings plc and Non-Executive
                                          Director of Royal KPN NV and Sonae.com
                                          SGPS since 2001. Member of Supervisory
                                          Board of KLM Royal Dutch Airlines NV,
                                          Charterhouse Vermogonsbemeer BV and
                                          Hagemeyer NV since 1999. Member of
                                          Supervisory Board of Aegon NV since
                                          1998.

                                                              ------------------
                                                              Page 6 of 13 Pages
                                                              ------------------

                                                                         Principal Occupation or Employment
     Name               Business Address                                  and Five-Year Employment History
     ----               ----------------                                 ----------------------------------
Dr. Rolf Stomberg                                                        Director since 1998.  Chairman of the Board
                                                                         of Management Consulting Group plc since
                                                                         January of 2002. Non-Executive Director of
                                                                         Hoyer GmbH since 2001. Non-Executive Director
                                                                         of Aral AG since 2000. Non-Executive Director
                                                                         of Reed Elsevier plc since 1999. Non-Executive
                                                                         Director of Cordiant Communications plc, Scania
                                                                         AB, Stinnes AG and TPG Group since 1998.

Richard De Schutter                                                      Director since 2001.  Non-Executive Director of
                                                                         Varian, Inc since 2001. Non-Executive Director
                                                                         of ING Americas since 2000. Non-Executive Director
                                                                         of General Binding Corporation since 1997.
                                                                         Non-Executive Director of Incyte Genomics Inc.
                                                                         as of 2002.

Warren Knowlton                                                          Director since 2000.  President--Automative Products
                                                                         Worldwide and President--North America of Pilkington
                                                                         Inc. since 1998.

Sir Timothy Lankester                                                    Director since 1996.  President of Corpus Christi
                                                                         College since 2001. Non-Executive Director of London
                                                                         Metal Exchange since 1997. Deputy Chairman of British
                                                                         Council since 1999.

Sir Anthony Cleaver                                                      Director since 1993.  Chairman of the Board of UK
                                                                         eUniversities Worldwide Limited since 2001. Chairman
                                                                         of the Board of SThree Limited, IX Holdings Limited
                                                                         and Baxi UK Limited since 1999. Chairman of the Board
                                                                         of Medical Research Council since 1998. Non-Executive
                                                                         Director of Lockheed Martin UK Limited since 1995.

Sir Brian Pearse                                                         Director since 1993. Chairman of the Board of Plymouth
                                                                         University since 2001. Chairman of the Board of the
                                                                         Centre for the Study of Financial Innovation since 1998.
                                                                         Deputy Chairman of Britannic plc since 1997.

Christopher O'Donnell                                                    Executive Director since 1992. Chief Executive Officer
                                                                         since 1997. Non-Executive Director of BOC Group plc
                                                                         since 2001.

Michael Parson                                                           Group Legal Advisor and Secretary since 1991.

Peter Hooley                                                             Executive Director (responsible for Finance and
                                                                         Information Technology) since 1991.

                                                              ------------------
                                                              Page 7 of 13 Pages
                                                              ------------------

                                                             Principal Occupation or Employment
    Name                 Business Address                     and Five-Year Employment History
    ----                 ----------------                     --------------------------------
Alan Suggett             Smith & Nephew plc                  Group Director, Technology since 1986.
                         York Science Park
                         Heslington
                         York
                         YO1 5DF

Peter Huntley                                                Group Director, Strategy and Business Development since 1998.

Margaret Stewart                                             Group Director, Corporate Affairs since 2001.

James Taylor                                                 Group Director, Indirect Markets since 2000.

Larry Papasan            Smith & Nephew, Inc.                President, Orthopaedics since 1999.
                         1450 Brooks Road                    President, Orthopaedics of Smith & Nephew
                         Memphis, Tennessee 38116            since 1991.

Ron Sparks               Smith & Nephew, Inc.                President, Endoscopy since 1999.
                         160 Dascomb Road                    Director of Smith & Nephew since 1999.
                         Andover, Massachusetts 01810        Executive Officer of Smith & Nephew since
                                                             1995. Member of Holy Family Hospital and Medical
                                                             Center, Valley Regional Ventures, Inc.
                                                             and Valley Regional Support Services, Inc.
                                                             Board of Trustees since 2000.  Member of Holy
                                                             Family Hospital Foundation Board of Trustees
                                                             since 2001.

James Dick               Smith & Nephew plc                  President, Wound Management since 1999.
                         P.O. Box 81
                         101 Hessle Road
                         Hull
                         HU3 2BN

Paul Williams                                                Group Director, Human Resources since 1998.

James Ralston            Smith & Nephew, Inc.                Executive Officer of Parent as of 2002.
                         1450 Brooks Road                    Senior Vice President and General Counsel of
                         Memphis, Tennessee 38116            Smith & Nephew since 1999.

         Directors and Executive Officers of Smith & Nephew. Set forth below are the name, current business address and present principal occupation of each executive officer and Director of Smith & Nephew. Unless otherwise indicated, each person's business address is 1450 Brooks Road, Memphis, Tennessee 38116. All persons listed below are citizens of the United States of America.

                                                             Principal Occupation or Employment
    Name                 Business Address                     and Five-Year Employment History
    ----                 ----------------                     --------------------------------
Larry Papasan                                                Director since 1998. President, Orthopaedics
                                                             since 1991. President, Orthopaedics of
                                                             Parent since 1999.

                                                              ------------------
                                                              Page 8 of 13 Pages
                                                              ------------------

                                                           Principal Occupation or Employment
  Name                    Business Address                  and Five-Year Employment History
  ----                    ----------------                  --------------------------------
Ron Sparks               Smith & Nephew, Inc.            Director and President, Endoscopy since 1999.
                         160 Dascomb Road                Executive Officer since 1995.  President,
                         Andover, Massachusetts 01810    Endoscopy of Parent since 1999. Member of Holy
                                                         Family Hospital and Medical Center, Valley
                                                         Regional Ventures, Inc. and Valley Regional
                                                         Support Services, Inc. Board of Trustees since
                                                         2000.  Member of Holy Family Hospital Foundation
                                                         Board of Trustees since 2001.

James Ralston                                            Director, Senior Vice President and General
                                                         Counsel since 1999. Executive Officer
                                                         of Parent as of 2002.


         Directors and Executive Officers of Sub. Set forth below are the name, current business address and present principal occupation of each executive officer and Director of Sub. Unless otherwise indicated, each person's business address is 160 Dascomb Road, Andover, Massachusetts 01810. All persons listed below are citizens of the United States of America.

                                                             Principal Occupation or Employment
  Name                    Business Address                    and Five-Year Employment History
  ----                    ----------------                    --------------------------------
Ron Sparks                                               Director and President as of 2002. President, Endoscopy of
                                                         Parent since 1999. Director and President, Endoscopy of Smith
                                                         & Nephew since 1999. Executive Officer of Smith & Nephew since
                                                         1995. Member of Holy Family Hospital and Medical Center, Valley
                                                         Regional Ventures, Inc. and Valley Regional Support Services, Inc.
                                                         Board of Trustees since 2000. Member of Holy Family Hospital
                                                         Foundation Board of Trustees since 2001.

Mark Frost                                               Director and Vice President--Finance as of 2002.
                                                         Vice President--Finance, Endoscopy of Smith & Nephew
                                                         since 1999.

John Konsin                                              Vice President--Marketing as of 2002.
                                                         Vice President--Marketing, Endoscopy of Smith
                                                         & Nephew since 1999.

James Ralston             Smith & Nephew, Inc.           Senior Vice President, Secretary and General Counsel
                          1450 Brooks Road               as of 2002.  Executive Officer of Parent as of 2002. Director,
                          Memphis, Tennessee 38116       Senior Vice President and General Counsel of Smith & Nephew since 1999.




Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Stockholder Agreements described in Item 4 of this Statement were entered into by Smith & Nephew, Sub and the Stockholders (as defined below) listed in Item 4 as an inducement to Smith & Nephew and Sub to enter into the Merger Agreement (as defined below) described in Item 4. Neither Smith & Nephew nor Sub has paid consideration in connection with entering into the Stockholder Agreements.

                                                              ------------------
                                                              Page 9 of 13 Pages
                                                              ------------------

Item 4.  Purpose of Transaction.
         ----------------------

         On February 13, 2002, Smith & Nephew, Sub and ORATEC entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for Sub's offer to purchase all of the outstanding Shares at a purchase price of $12.50 per Share in cash (the "Offer"), followed by the merger of Sub with and into ORATEC (the "Merger"), with ORATEC surviving the Merger and becoming a wholly owned subsidiary of Smith & Nephew. Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in the treasury of ORATEC, Shares owned by Smith & Nephew or by any wholly owned subsidiary of Smith & Nephew and Shares held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $12.50 in cash, without interest, or any higher price per Share paid in the Offer.

         Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation and Bylaws of ORATEC shall remain the Certificate of Incorporation and Bylaws of ORATEC; the directors of Sub shall become the directors of ORATEC and the officers of ORATEC shall remain the officers of ORATEC. It is anticipated that, following the consummation of the Merger, the Shares will be delisted from the Nasdaq National Market and the Shares will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce Smith & Nephew and Sub to enter into the Merger Agreement, Kenneth W. Anstey, President, Chief Executive Officer and Director of ORATEC, Hugh R. Sharkey, Executive Vice President, Chief Technical Officer and Director of ORATEC, Nancy V. Westcott, Chief Financial Officer and Vice President, Administration of ORATEC, Roger H. Lipton, Vice President, Sales and Marketing of ORATEC, Michael D. Hassman, Vice President, Manufacturing of ORATEC,
Theresa M. Mitchell, Vice President, Regulatory and Clinical Affairs and Quality Assurance of ORATEC, Richard M. Ferrari, Patrick F. Latterell, Jeffrey A. Saal, M.D., and Wayne R. Moon, Directors of ORATEC, Venrock Associates, L.P. and Venrock Associates II, L.P. (collectively, the "Stockholders") who own an aggregate of 3,248,426 of the outstanding Shares (approximately 13.99% of the outstanding Shares as of February 8, 2002), entered into stockholder agreements (the "Stockholder Agreements") with Smith & Nephew and Sub.

         Pursuant to the Stockholder Agreements, each Stockholder has agreed that, (a) the Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (b) the Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ORATEC or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of ORATEC's Certificate of Incorporation or Bylaws or other proposal or transaction involving ORATEC, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person other than Sub or Sub's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) the Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Stockholder. In addition, pursuant to the Stockholder Agreements, each Stockholder has granted to, and appointed, Smith & Nephew and each of its designees, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares (as defined in the Stockholder Agreements), or execute one or more written consents in respect of the Subject Shares, (i) in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the transactions contemplated by the Merger Agreement, (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ORATEC or any other Takeover Proposal, and (iii) against any amendment of ORATEC's Certificate of Incorporation or Bylaws or other proposal, transaction or agreement involving ORATEC or any of its subsidiaries, which amendment or other proposal, transaction or agreement would in any manner impede, frustrate,

                                                             -------------------
                                                             Page 10 of 13 Pages
                                                             -------------------

prevent or nullify the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement.

         The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) the valid termination of the Merger Agreement.

         The description of the Stockholder Agreements contained herein is qualified in its entirety by reference to the agreements themselves, the form of which is included as Exhibit 2 hereto, and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) - (c) By reason of the Stockholder Agreements, Parent, Smith & Nephew and Sub may be deemed to be the beneficial owner of, in the aggregate, 3,248,426 Shares (the "Stockholders Shares") and may be deemed to have shared power to vote or direct the vote of the Stockholders Shares or shared power to dispose or direct the disposition of the Stockholders Shares. The Stockholders Shares represent approximately 13.99% of the outstanding Shares, based upon the number of Shares outstanding as of February 8, 2002. By virtue of the limited nature of the Stockholder Agreements, Parent, Smith & Nephew and Sub expressly disclaim beneficial ownership of the Stockholders Shares. Except as described in this Schedule 13D, none of Parent, Smith & Nephew or Sub nor, to the best knowledge of Parent, Smith & Nephew and Sub, any of the persons listed in Item 2 above beneficially owns any Shares. Except as described in this Schedule 13D, none of Parent, Smith & Nephew or Sub nor, to the best knowledge of Parent, Smith & Nephew and Sub, any of the persons listed in Item 2 above has effected any transactions in the Shares during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         As described in Item 4, Smith & Nephew anticipates that it will acquire the entire equity interest in ORATEC pursuant to the Merger Agreement.

         To finance the acquisition of Shares pursuant to the Offer and the Merger, Parent entered into a credit agreement on February 14, 2002 with Lloyds TSB Bank plc ("Lloyds") for facilities in the aggregate principal amount of $300 million (the "Credit Agreement"). Although Lloyds has agreed to lend the entire amount provided for in the Credit Agreement, Lloyds expects to assemble a syndicate of financial institutions (the "Lenders") prior to or after the initial funding under the Credit Agreement. The following summary of the principal terms of the Credit Agreement is qualified in its entirety by reference to the agreement itself, which is included as Exhibit 3 hereto, and incorporated herein by reference.

         The facilities in the Credit Agreement consist of a revolving loan facility of up to $100 million ("Facility A"), and a revolving loan facility of up to $200 million ("Facility B" and together with Facility A, the "Facilities"), both of which provide for amounts to be borrowed, repaid and reborrowed by Parent from time to time for the purpose, among other things, of providing funds to consummate the Offer and the Merger, to pay certain fees and expenses incurred in connection with the Offer and the Merger and to provide working capital and for other general corporate purposes.

         Facility A will expire in one year. Facility B will expire in five years. The Facilities will have no scheduled amortization and are unsecured.

                                                             -------------------
                                                             Page 11 of 13 Pages
                                                             -------------------

         Borrowings under Facility A will bear interest at a floating rate based upon the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum plus certain mandatory costs. Borrowings under Facility B will bear interest at LIBOR plus 0.40% per annum plus certain mandatory costs. In addition, Parent is obliged to pay a commitment fee on the undrawn, uncancelled amount of Facility A of 0.075% per annum and a commitment fee on the undrawn, uncancelled amount of Facility B of 0.175% per annum. Parent will also pay Lloyds underwriting and administration fees, reimburse certain expenses and provide certain indemnities, all of which Parent believes to be customary for facilities of this type.

         The Credit Agreement contains conditions precedent, representations and warranties, covenants (including the financial covenants referred to below), events of default and other provisions customary for such facilities. The Credit Agreement contains financial covenants requiring that Parent ensure that consolidated net borrowings are not more than 2.5 times group consolidated net pre-taxation profits (after adding back depreciation, amortization, exceptional items and interest payable) and that group consolidated net pre-taxation profits (after adding back amortization, exceptional items and interest payable) are not less than 3.5 times consolidated net interest payable.

         Drawings under the Credit Agreement to finance the Offer are conditioned on, among other things, evidence satisfactory to Lloyds that requisite legal and regulatory approvals for the Offer and the Merger have been obtained; the absence of certain events of default under the Credit Agreement and the accuracy of representations and warranties of Parent contained in the Credit Agreement.

         It is anticipated that the indebtedness incurred through borrowings under the Credit Agreement will be repaid from funds generated internally by Parent and its subsidiaries, including Smith & Nephew and its subsidiaries (including, after the Merger, ORATEC), and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method which Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

         Other than the Credit Agreement, the Merger Agreement and the Stockholder Agreements described in Item 4 to this Statement, to the best knowledge of Parent, Smith & Nephew and Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Sub and ORATEC (incorporated by reference to Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)).

         2. Form of Stockholder Agreement dated as of February 13, 2002 by and among among Smith & Nephew, Sub and certain stockholders of ORATEC (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Smith & Nephew and Sub on February 22, 2002).

         3. Credit Agreement by and among Parent, Lloyds TSB Capital Markets as arrangers, Lloyds TSB Bank plc, as facility agent, and certain financial institutions listed on Schedule 1 thereto dated February 14,

                                                             -------------------
                                                             Page 12 of 13 Pages
                                                             -------------------

         2002 (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Smith & Nephew and Sub on
         February 22, 2002).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 22, 2002.

                                     SMITH & NEPHEW PLC


                                     By:  /s/ Peter Hooley
                                        ----------------------------------------
                                        Name:  Peter Hooley
                                        Title: Finance Director



                                     SMITH & NEPHEW, INC.


                                     By:  /s/ James A. Ralston
                                        ----------------------------------------
                                        Name:  James A. Ralston
                                        Title: Senior Vice President
                                               and General Counsel



                                     ORCHID MERGER CORP.


                                     By:  /s/ James A. Ralston
                                        ----------------------------------------
                                        Name:  James A. Ralston
                                        Title: Senior Vice President, Secretary
                                               and General Counsel

                                                             -------------------
                                                             Page 13 of 13 Pages
                                                             -------------------

                                  Exhibit Index

   Exhibit No.                            Description
   ----------                             -----------

       1 Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Sub and ORATEC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission on February 19, 2002
                  (File No. 000-26745)).

       2 Form of Stockholder Agreement dated as of February 13, 2002 by and among Smith & Nephew, Sub and certain stockholders of ORATEC (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Smith & Nephew and
                  Sub on February 22, 2002).

       3 Credit Agreement by and among Parent, Lloyds TSB Capital Markets as arrangers, Lloyds TSB Bank plc, as facility agent, and certain financial institutions listed on Schedule 1 thereto dated February 14, 2002 (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by Smith & Nephew and Sub on February 22, 2002).